SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------
                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (Amendment No.1)

                             RADIOLOGIX INCORPORATED

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                                (Name of Issuer)
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)
                                    75040K109

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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            SCHULTE, ROTH & ZABEL LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 3, 2003

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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|. NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.
--------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                               (page 1 of 5 pages)

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CUSIP No. 75040K109                     13D          Page 2 of 5 Pages
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=======================================================================
     1  NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          JANA PARTNERS LLC
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     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|

                                                             (b) |_|
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     3  SEC USE ONLY
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     4  SOURCE OF FUNDS*
                                  WC
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     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                            |_|
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                                  DELAWARE
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 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,970,300
  OWNED BY
    EACH
 REPORTING
PERSON WITH    --------------------------------------------------------
                   8      SHARED VOTING POWER
                                   -0-
               --------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER
                                1,970,300
               --------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                                   -0-
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     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,970,300
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     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                         |_|
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     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   9.14%
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     14        TYPE OF REPORTING PERSON*
                                    IA
============================================================================


                      SEE INSTRUCTIONS BEFORE FILLING OUT!*

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CUSIP No. 75040K109                     13D          Page 3 of 5 Pages
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The following constitutes Amendment #1 to the Schedule 13D filed by the undersigned (the "Schedule 13D").


Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

The aggregate purchase price of the 1,970,300 Shares of Common
Stock owned beneficially by JANA Partners LLC is $ 5,053,968. Such Shares of Common Stock were acquired with investment funds in accounts under management.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

(a) The aggregate percentage of Shares of Common Stock reported owned beneficially by the Reporting Person is based upon 21,567,153 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

As of the close of business on March 3, 2003, JANA Partners
LLC beneficially owned 1,970,300 Shares of Common Stock, constituting approximately 9.14% of the Shares outstanding.

(b) The Reporting Person has sole voting and dispositive powers with respect to the Shares reported herein, which powers are exercised by the Principals. All of such Shares were acquired in open-market transactions.

(c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Person.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

(e) Not applicable.



Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

                                  None.

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CUSIP No. 75040K109                     13D          Page 4 of 5 Pages
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                                   SIGNATURES



After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:   March 4, 2003                             JANA PARTNERS LLC


                                           By:  /s/ Barry S. Rosenstein

                                                    -------------------
                                                    Barry S. Rosenstein
                                                    Managing Partner




                                          By:  /s/  Gary Claar

                                                    -------------------
                                                    Gary Claar
                                                    Managing Director

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CUSIP No. 75040K109                     13D          Page 5 of 5 Pages
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                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------
 Shares of Common Stock              Price Per                  Date of
    Purchased (Sold)                   Share($)             Purchase (Sale)
    -----------                       ---------             --------------

                                  JANA PARTNERS LLC
                                -----------------------

        4,600                           2.1233                  01/22/03
       50,200                           2.1897                  01/23/03
       18,000                           2.1576                  01/24/03
      152,800                           2.1620                  01/27/03
       92,200                           2.1803                  01/28/03
       26,400                           2.1599                  01/29/03
       11,300                           2.1839                  01/30/03
        1,400                           2.2000                  01/31/03
       69,300                           2.3449                  02/03/03
       89,300                           2.3996                  02/04/03
       42,300                           2.4633                  02/05/03
       55,000                           2.5233                  02/06/03
       20,000                           2.5729                  02/07/03
        6,700                           2.5321                  02/10/03
       23,000                           2.6309                  02/11/03
       88,800                           2.6700                  02/12/03
       20,000                           2.5050                  02/13/03
        1,000                           2.4900                  02/14/03
       11,900                           2.7376                  02/19/03
       32,800                           2.5988                  02/24/03
       31,000                           2.4258                  02/25/03
       20,500                           2.3622                  02/26/03
       65,000                           2.4228                  02/27/03
       19,426                           2.3961                  02/28/03
       17,000                           2.4163                  03/03/03